UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,

Herzliya 46140, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒     Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐     No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated August 23, 2012 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007, October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

DOS Technology - Presidio Pharmaceuticals Inc.

Below is an English translation (from Hebrew) of an immediate report by XTL Biopharmaceuticals Ltd. as published on the Tel-Aviv Securities Stock Exchange Ltd.

Herzliya, Israel – August 23, 2012 – Following the Company's immediate reports of March 20, 2008 and August 5, 2008 in relation to an agreement (the "Agreement") between the Company and Presidio Pharmaceuticals Inc., a US biotechnology company ("Presidio"), according to which the Company granted to Presidio an exclusive sub-license for the clinical development and commercialization of the Company's DOS technology (which includes products intended for the treatment of hepatitis C virus ("HCV")), the Company hereby announces that on August 22, 2012, Presidio requested to terminate the exclusive sub-license in accordance with the terms of the Agreement, effective as of August 24, 2012 (the "Effective Date"). Pursuant to the aforesaid request, the DOS technology in its entirety (including all patents maintained by Presidio) will revert back to the Company within 90 days from the Effective Date. The Company is evaluating its rights according to the Agreement.

It is the Company's intention to assess the renewal of its activity in the HCV area and/or locate strategic partners for the continued development and marketing of treatments for HCV on the basis of the reverted DOS technology.

Respectfully,

XTL Biopharmaceuticals Ltd.

About XTL Biopharmaceuticals, Ltd. (“XTL”)

XTL Biopharmaceuticals, Ltd., a biopharmaceutical company, focuses on the acquisition, development, and commercialization of pharmaceutical products for the treatment of clinical unmet needs. XTL is focused on late stage clinical development of drugs for the treatment of multiple myeloma, schizophrenia, and hepatitis C.

XTL’s lead drug candidate, rHuEPO for the treatment of multiple myeloma blood cancer was granted an orphan drug designation from the FDA. rHuEPO, has been approved for marketing by the FDA and has for many years been sold for billions of dollars across the world for the treatment of severe anemia.

XTL is a public company traded on the Tel Aviv Stock Exchange (TASE: XTL) and its ADRs are quoted in the US on the Pink Sheets (OTC: XTLBY).

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com

Cautionary Statement

Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: August 23, 2012	By:	/s/ David Grossman
	Name:	David Grossman
	Title:	Chief Executive Officer